May 23, 2025

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 033-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 371, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 375, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Brown Advisory Sustainable Value ETF and Brown Advisory Sustainable Growth ETF (each, a “Fund” and together, the “Funds”), each a series of the Trust. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Brown Advisory LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

Fund Fees and Expenses

1.	Comment. Please provide a completed fee table for each Fund prior to the effective date of the Amendment and ensure that the footnote to each table explaining the expense limitation agreement identifies the initial termination date of such agreement.

Response. Please see Appendix A below, which provides a copy of each Fund’s completed fee table.

Principal Investment Strategies – Brown Advisory Sustainable Value ETF

2.	Comment. Please revise the first sentence of the third paragraph to state the disclosure in plain English. In particular, please clarify the terms “durable” “capital discipline,” and “attractive.”

Response. The Fund has made revisions to clarify this sentence and the referenced terms.

3.	Comment. Please briefly describe the types of analysis and data that the Adviser uses to determine intrinsic value.

Response. The Fund has made the requested revisions.

Raymond Be, Esq.

May 23, 2025

Principal Investment Strategies – Brown Advisory Sustainable Growth ETF

4.	Comment. With reference to the first sentence of the second paragraph and the phrase “among other qualities,” please consider expanding the list of qualities the Adviser seeks in its analysis to disclose any other significant qualities that might be considerations.

Response. The Fund has made the requested revisions.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax

Raymond Be, Esq.

May 23, 2025

Appendix A

BROWN ADVISORY SUSTAINABLE VALUE ETF

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.67%
Other Expenses[1]	0.22%
Total Annual Fund Operating Expenses	0.89%
Less Fee Reductions and/or Expense Reimbursements[2]	(0.18)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.71%

[1]	Other Expenses are based on estimated amounts for the current fiscal year.
[2]	Brown Advisory LLC (the “Adviser” or “Brown Advisory”) has contractually agreed to waive fees and/or to reimburse certain expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding any interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), dividend and interest expenses on securities sold short, acquired fund fees and expenses, fees and expenses incurred in connection with tax reclaim recovery services, other expenditures which are capitalized in accordance with generally accepted accounting principles, expenses incurred in connection with any merger or reorganization, and non-routine expenses) (collectively, “excluded expenses”)) from exceeding 0.71% of the average daily net assets of the Fund until January 31, 2027 (the “contractual expense limit”). In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. The agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund III (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon sixty (60) days’ prior written notice to the Trust, effective as of the close of business on January 31, 2027.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

Raymond Be, Esq.

May 23, 2025

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including capped expenses for the period described in the footnote to the fee table) remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$73	$247

BROWN ADVISORY SUSTAINABLE GROWTH ETF

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.58%
Other Expenses[1]	0.12%
Total Annual Fund Operating Expenses	0.70%
Less Fee Reductions and/or Expense Reimbursements[3]	(0.09)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements	0.61%

[1]	Other Expenses are based on estimated amounts for the current fiscal year.
[2]	Brown Advisory LLC (the “Adviser” or “Brown Advisory”) has contractually agreed to waive fees and/or to reimburse certain expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding any interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, any class-specific expenses (including distribution and service (12b-1) fees and shareholder servicing fees), dividend and interest expenses on securities sold short, acquired fund fees and expenses, fees and expenses incurred in connection with tax reclaim recovery services, other expenditures which are capitalized in accordance with generally accepted accounting principles, expenses incurred in connection with any merger or reorganization, and non-routine expenses) (collectively, “excluded expenses”)) from exceeding 0.61% of the average daily net assets of the Fund until January 31, 2027 (the “contractual expense limit”). In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. The agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund III (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon sixty (60) days’ prior written notice to the Trust, effective as of the close of business on January 31, 2027.

Raymond Be, Esq.

May 23, 2025

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including capped expenses for the period described in the footnote to the fee table) remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$62	$205